SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

One Horizon Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

68235H 304
(CUSIP Number)

Zhanming Wu c/o Dachao Asset Management (Shanghai) Co., LTD. Room 703, No.5, Lane 868, Puming Road, Pudong New District Shanghai, China 200120 86-21-68772818-801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2018 and April 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 68235H 304	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Zhanming Wu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,352,409

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
15,352,409

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,352,409[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%[2]

14	TYPE OF REPORTING PERSON
IN

1 See Item 5 herein.

2This percentage is calculated based upon 88,401,431 shares of the Issuer’s Common Stock outstanding as of April 10, 2019, based on information contained in the Issuer’s Annual Report on Form 10-K filed on April 15, 2019.

SCHEDULE 13D
CUSIP No. 68235H 304	Page 3 of 7 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 14, 2017 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on December 14, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on April 10, 2018, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on May 17, 2018, and Amendment No. 4 to Schedule 13D (“Amendment No. 4” and, together with the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Prior Filings”) filed with the Securities and Exchange Commission on October 22, 2018, in each case, with respect to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of One Horizon Group, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located on 649 NE 81st Street, Miami, Florida 33138. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Schedule 13D/A.

The purpose of this filing is to report the change in beneficial ownership of the Reporting Person as a result of the increase in the aggregate number of outstanding shares of the Issuer’s Common Stock as reported in the Issuer’s Registration Statement on Form S-3 filed on November 16, 2018 and Annual Report on Form 10-K filed on April 15, 2019 and update certain information in the Prior Filings.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as set forth below:

The information contained in Item 3 of the Schedule 13D, as amended and supplemented by this Schedule 13D/A, is incorporated herein by reference.

As previously described in Amendment No. 4, the Reporting Person previously entered into a Settlement Agreement dated as of October 15, 2018, by and among the Reporting Person, the Issuer, Mark White, Martin Ward, Richard Vos, Nicholas Carpinello, and Robert Law, which, among other things, granted the Reporting Person with various rights set forth in the Settlement Agreement and described in Amendment No. 4. Subsequent to entry into the Settlement Agreement, and as provided for in and contemplated by the Settlement Agreement and Amendment No. 4, the following have occurred:

•	The Reporting Person designated Ajing Zhang and Pengfei Li as directors of the Issuer pursuant to the terms of the Settlement Agreement. On January 28, 2019, the Board accordingly increased the number of directors constituting the Issuer’s entire Board from five (5) to seven (7) and accordingly appointed Messrs. Zhang and Li as members of the Board, as described in the Issuer’s Current Report on Form 8-K filed on February 1, 2019 (the “Director Designation”).

SCHEDULE 13D
CUSIP No. 68235H 304	Page 4 of 7 Pages

•	In connection with the appointment of the Reporting Person’s two director designees, Mark White (a director, a stockholder, and the President and Chief Executive Officer of the Issuer) and Martin Ward (a director, a stockholder, and the Chief Financial Officer of the Issuer) delivered to the Reporting Person irrevocable proxies to vote the shares of Common Stock of Messrs. White (4,140,603 shares) and Ward (1,369,738 shares) with respect to the election and/or removal of the Issuer’s directors as provided for in the Settlement Agreement or as may be necessary to ensure that the directors designated by the Reporting Person are not removed from office prior to the first anniversary of the expiration date of the proxy described below (such proxies, the “Ward and White Proxies”). The Ward and White Proxies became effective on January 28, 2019 and remain effective through and including the earlier of (i) the date as of which the number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is less than four million five hundred thousand (4,500,000) shares and represents less than ten percent (10%) of the number of shares of Common Stock then outstanding and (ii) December 31, 2020, but in no event prior to the Issuer’s 2019 annual meeting of the stockholders, at which time the proxies will automatically be revoked. The Ward and White Proxies are attached as Exhibits 13 and 14 of this Schedule 13D, and forms of such proxies were previously attached as exhibits to the Settlement Agreement, which was filed as Exhibit 9 to Amendment No. 4.

•	The Reporting Person and the Issuer (i) agreed to dismiss the 225 Action without prejudice and filed the Stipulation of Dismissal Without Prejudice with respect to the 225 Action with the Delaware Court of Chancery on March 20, 2019 and (ii) agreed to dismiss the Injunction Action with prejudice and filed the Stipulation of Dismissal With Prejudice with respect to the Injunction Action with the Delaware Court of Chancery on March 20, 2019.

•	In consideration of their agreement to dismiss the Actions, the Reporting Person and the Issuer entered into a Letter Agreement dated March 1, 2019, to confirm and agree to certain items, which arguably were covered by the Settlement Agreement but required clarification or further agreement in light of the Issuer’s action to voluntarily delist its Common Stock from The Nasdaq Stock Market LLC, including, without limitation, the following:

o	The Issuer agreed to file a registration statement on Form S-1 to register all shares of the Issuer’s Common Stock then owned by the Reporting Person within 10 business days after the date that the Issuer’s Common Stock is delisted from The Nasdaq Stock Market LLC, and to use its commercially reasonable efforts to cause such registration statement to become effective and take all actions necessary in order to keep such registration statement effective and current until all registrable securities covered by such registration statement have been sold, or may be sold without the volume or manner-of-sale restrictions and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144(c)(1), as determined by the counsel to the Issuer and set forth in a written opinion letter by the counsel to the Issuer to such effect, addressed, delivered and reasonably acceptable to the applicable transfer agent and the holders of such securities. In addition, the Issuer agreed to file a resale registration statement on Form S-3 to register all shares of the Issuer’s Common Stock then owned by the Reporting Person when the Reporting Person’s shares may be registered and sold pursuant to a registration statement on Form S-3. A registration statement on Form S-3 to register all of the Reporting Person’s shares of Common Stock in the Issuer had been filed on October 24, 2018 and declared effective by the Securities and Exchange Commission on November 2, 2018.

o	The Issuer agreed that, from and after any date that the Issuer’s Common Stock is delisted from The Nasdaq Stock Market LLC until the date that the Reporting Person ceases to own any shares of the Issuer’s Common Stock, it will use its reasonable best efforts to cause its Common Stock (including the registrable securities held by the Reporting Person) to be re-listed on The Nasdaq Stock Market LLC or another national securities exchange and thereafter to maintain the listing of the Issuer’s Common Stock (including the registrable securities held by the Reporting Person) on The Nasdaq Stock Market LLC or another national securities exchange.

SCHEDULE 13D
CUSIP No. 68235H 304	Page 5 of 7 Pages

Other than as described in this Schedule 13D/A, the Reporting Person has no current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though the Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors, or to change his intention with respect to any or all of the matters referred to in this Item 4. Following the Director Designation, Messrs. Zhang and Li, may, in their capacity as members of the Board, have influence over corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Additionally, the Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time in the future express his views to and/or meet with the Issuer’s management and/or Board. The Reporting Person may in the future formulate plans or proposals regarding the Issuer’s business, strategies, assets, corporate governance, Board composition and other matters related to the Issuer. The Reporting Person may take positions or make proposals with respect to the foregoing, as a means of enhancing shareholder value, and may change his intention with respect to any and all matters referred to in this Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)	As of April 22, 2019, the Reporting Person may be deemed to beneficially own, or may be deemed to have the right within 60 days to acquire beneficial ownership of, 15,352,409 shares of Common Stock, constituting approximately 17.4% of shares outstanding as of April 10, 2019, based on information contained in the Issuer’s Annual Report on Form 10-K filed on April 15, 2019.

Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b)	The Reporting Person has sole power to vote and to dispose of the 15,352,409 shares of Common Stock that may be deemed to be beneficially owned by him.

Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c)	The information contained in Items 3, 4, and 5(a) of the Schedule 13D, as supplemented and amended by this Schedule 13D/A, is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate herein by reference the information contained in Items 3, 4, and 5 of the Schedule 13D, as supplemented and amended by this Schedule 13D/A.

SCHEDULE 13D
CUSIP No. 68235H 304	Page 6 of 7 Pages

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 1-

Securities Purchase Agreement dated December 22, 2014 (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 2-	Form of Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014 and incorporated herein by reference)

Exhibit 3-	Form of Amended and Restated Class C Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 4-	Form of Amended and Restated Class D Warrant (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on January 23, 2015 and incorporated herein by reference)

Exhibit 5-	Agreement, dated September 4, 2017, by and between the Issuer and Zhanming Wu with respect to the Convertible Debenture (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 8, 2017 and incorporated herein by reference)

Exhibit 6-	Letter, dated September 14, 2017, from Mark B. White to Zhanming Wu with respect to the Common Stock (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on December 14, 2017 and incorporated herein by reference)

Exhibit 7-

Side Letter Agreement, dated August 2, 2017, from Dachao Asset Management (Shanghai) Co., LTD, on behalf of Zhanming Wu, to the Issuer (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on April 10, 2018 and incorporated herein by reference)

Exhibit 8-

Letter, dated May 14, 2018 from Zhanming Wu to the Issuer with respect to Zhanming Wu’s decision to exercise his right to designate four members to the Issuer’s Board of Directors (Previously filed as an exhibit to the Reporting Person’s Schedule 13D/A filed with the SEC on May 14, 2018 and incorporated herein by reference)

Exhibit 9-	Settlement Agreement, dated as of October 15, 2018, by and among Zhanming Wu, One Horizon Group, Inc., Mark White, Martin Ward, Richard Vos, Nicholas Carpinello, and Robert Law

Exhibit 10-	Undated Letter from Mark White regarding his future resignation as Chief Executive Officer of the Issuer

Exhibit 11-	Undated Letter from Martin Ward regarding his future resignation as Chief Financial Officer of the Issuer

Exhibit 12-	Letter Agreement, dated as of March 1, 2019, by and between Zhanming Wu and the Issuer*

Exhibit 13-	Irrevocable Proxy issued by Martin Ward, dated as of January 28, 2019*

Exhibit 14-	Irrevocable Proxy issued by Mark White, dated as of January 28, 2019*

_________________

* Filed herewith

SCHEDULE 13D
CUSIP No. 68235H 304	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to Schedule 13D is true, complete and correct.

Dated as of April 25, 2019

By:	/s/ Zhanming Wu
Name: Zhanming Wu